Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three and nine months ended September 30, 2021, and 2020

(Unaudited – Expressed in thousands of Canadian dollars)

NOTICE TO READERS

The condensed interim consolidated financial statements of Skeena Resources Limited are the responsibility of the Company’s management. The condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal controls through an audit committee, which is comprised entirely of non-management directors.

“Walter Coles, Jr.”	“Andrew MacRitchie”

Walter Coles, Jr.	Andrew MacRitchie
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia

November 10, 2021

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited – expressed in thousands of Canadian dollars)

	Note	September 30, 2021	December 31, 2020
ASSETS

Current
Cash and cash equivalents		$43,010	$37,821
Receivables	5	5,464	2,803
Marketable securities	10	780	-
Prepaid expenses	6	1,059	1,077

Current assets		50,313	41,701
Deposits	8	2,708	2,691
Exploration and evaluation interests	9	74,893	75,074
Marketable securities	10	4,536	2,985
Capital assets	11	18,896	15,385

Total assets		$151,346	$137,836

LIABILITIES

Current
Accounts payable and accrued liabilities		$16,728	$19,755
Current portion of lease liabilities	14	608	1,329
Flow-through share premium liability	13	2,843	1,335

Current liabilities		20,179	22,419
Long-term lease liabilities	14	983	1,305
Provision for closure and reclamation	15	4,513	5,161

Total liabilities		25,675	28,885

SHAREHOLDERS’ EQUITY

Capital stock	16	334,234	241,340
Reserves	16	37,726	29,085
Deficit		(246,289)	(161,474)

Total shareholders’ equity		125,671	108,951

Total liabilities and shareholders’ equity		$151,346	$137,836

SUBSEQUENT EVENTS (NOTE 18)

ON BEHALF OF THE BOARD OF DIRECTORS:

signed "Craig Parry" Director	signed “Suki Gill” Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited – expressed in thousands of Canadian dollars, except share and per share amounts)

	Note	For the three months ended September 30		For the nine months ended September 30
		2021	2020	2021	2020
ADMINISTRATIVE EXPENSES
Exploration and evaluation	9	$24,291	$21,997	$77,099	$31,767
Share-based payments	12,16	1,631	439	9,092	1,436
Wages	12	506	181	1,726	872
Communications		582	254	1,153	721
Professional fees		491	289	1,277	474
Office and administration		341	138	885	281
Consulting		275	195	2,165	748
Travel		17	6	18	35
Transfer agent and listing fees		141	180	386	209
Foreign exchange loss (gain)		12	(16)	27	(4)
Interest income		(53)	(126)	(185)	(328)
Accretion	14,15	14	13	77	77
Amortization	11	67	81	248	268
Loss (gain) on marketable securities	10	1,554	(1,879)	(172)	(2,928)
Flow-through share premium recovery	13	(950)	(3,869)	(8,981)	(5,430)
Gain on sale of mineral property	7	-	-	-	(4,118)

Net loss and comprehensive loss for the period		$(28,919)	$(17,883)	$(84,815)	$(24,080)

Basic and diluted loss per share		$(0.46)	$(0.42)	$(1.45)	$(0.64)

Weighted average number of common shares outstanding	16	62,553,242	42,857,430	58,601,099	37,907,595

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited – expressed in thousands of Canadian dollars)

	Capital Stock		Reserves
	Shares	Amount	Options	Warrants	Total Reserves	Proceeds Received in Advance	Deficit	Total Shareholders’ Equity
Balance at December 31, 2019	33,700,468	$99,185	$10,711	$2,874	$13,585	$-	$(101,164)	$11,606
Private placements	7,450,084	33,262	-	-	-	-	-	33,262
Share issue costs	-	(1,186)	-	-	-	-	-	(1,186)
Exercise of options	368,362	1,264	(542)	-	(542)	-	-	722
Exercise of warrants	1,401,862	5,571	-	-	-	-	-	5,571
Flow-through share premium	-	(6,901)	-	-	-	-	-	(6,901)
Share-based payments	-	-	2,138	-	2,138	-	-	2,138
Proceeds received in advance	-	-	-	-	-	222	-	222
Loss for the period	-	-	-	-	-	-	(24,080)	(24,080)
Balance at September 30, 2020	42,920,776	$131,195	$12,307	$2,874	$15,181	$222	$(125,244)	$21,354

Balance at December 31, 2020	54,185,499	$241,340	$14,885	$14,200	$29,085	$-	$(161,474)	$108,951
Private placements	6,466,127	91,053	-	-	-	-	-	91,053
Share issue costs	-	(3,164)	-	-	-	-	-	(3,164)
Exercise of options	2,394,404	12,994	(4,929)	-	(4,929)	-	-	8,065
Tahltan investment rights	199,642	2,500	-	2,500	2,500	-	-	5,000
Flow-through share premium	-	(10,489)	-	-	-	-	-	(10,489)
Share-based payments	-	-	11,070	-	11,070	-	-	11,070
Loss for the period	-	-	-	-	-	-	(84,815)	(84,815)
Balance at September 30, 2021	63,245,672	$334,234	$21,026	$16,700	$37,726	$-	$(246,289)	$125,671

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – expressed in thousands of Canadian dollars)

	For the nine months ended September 30
	2021	2020
OPERATING ACTIVITIES
Loss for the period	$(84,815)	$(24,080)
Items not affecting cash
Amortization (Note 110)	248	268
Accretion (Notes 14 and 15)	77	77
Share-based payments	9,092	1,436
Flow-through recovery (Note 13)	(8,981)	(5,430)
Gain on marketable securities (Note 10)	(172)	(2,928)
Gain on sale of mineral property (Note 7)	-	(4,118)
Items not affecting cash – Exploration and evaluation
Amortization (Note 11)	1,171	185
Accretion (Note 9)	63	34
Share-based payments (Note 9)	1,978	702
Changes in non-cash operating working capital
Receivables	(2,661)	(623)
Prepaid expenses	18	(2,564)
Accounts payable and accrued liabilities	(3,221)	6,575
Net cash used in operating activities	(87,203)	(30,466)

FINANCING ACTIVITIES
Net proceeds from share issuance	91,053	32,076
Proceeds from Tahltan investment rights (Note 16)	5,000	-
Proceeds from warrant exercises	-	5,571
Proceeds from option exercises	8,065	722
Proceeds received in advance	-	222
Share issue costs	(3,164)	-
Net cash provided by financing activities	100,954	38,591

INVESTING ACTIVITIES
Proceeds from sale of mineral property (Note 7)	-	7,500
Lease payments (Note 14)	(1,268)	(1,131)
Exploration and evaluation asset additions (Note 9)	(475)	(579)
Purchase of marketable securities (Note 10)	(3,415)	-
Costs to prepare GJ property for sale (Note 7)	-	(355)
Proceeds from sale of marketable securities (Note 10)	1,256	672
Purchase of capital assets (Note 11)	(4,679)	(2,948)
Additions to deposits (Note 8)	(17)	(7)
Proceeds from disposal of capital asset	36	-
Net cash (used in) provided by investing activities	(8,562)	3,152

Change in cash and cash equivalents during the period	5,189	11,277
Cash, beginning of the period	37,821	13,119
Cash and cash equivalents, end of the period	$43,010	$24,396

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

1.	NATURE OF OPERATIONS

Skeena Resources Limited (“Skeena” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company’s corporate office is located at Suite 650, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3. The Company is in the exploration stage with respect to its mineral property interests and has not, as yet, achieved commercial production.

2.	BASIS OF PRESENTATION

Statement of compliance and accounting policies

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, are in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”),and are consistent with interpretations by the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed interim consolidated financial statements have been prepared using the accounting policies as set out in the audited annual financial statements for the year ended December 31, 2020, with the adoption of updated policies described in Note 3. The disclosures which follow do not include all disclosures required for the annual financial statements. These unaudited condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereon for the year ended December 31, 2020.

The Board of Directors approved these condensed interim consolidated financial statements on November 10, 2021.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on an historical cost basis, except for marketable securities which are valued at fair value on the reporting date. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Significant accounting estimates and judgments

The preparation of these condensed interim consolidated financial statements required management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting periods. Actual outcomes could differ from these estimates and judgments, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

3.	New standards, amendments and interpretations ADOPTED

The IASB has issued a number of amendments to standards and interpretations, some of which were not yet effective in 2021. Amendments not yet effective have not been applied in preparing these condensed interim consolidated financial statements.  It is anticipated that these amendments will not have a significant impact on the Company’s consolidated financial statements when they are adopted in future years.

New standards and interpretations not yet adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The IASB has published Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) which clarifies the guidance on whether a liability should be classified as either current or non-current. The amendments:

•	clarify that the classification of liabilities as current or non-current should only be based on rights that are in place "at the end of the reporting period”.
•	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and
•	make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

This amendment is effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The extent of the impact of adoption of this amendment has not yet been determined.

Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16)

On May 14, 2020, the IASB issued a narrow scope amendment to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use. The amendment prohibits deducting from the cost of mineral properties, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and the related cost of sales in profit or loss. The amendment must be applied retrospectively, but only to items of mineral properties, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the consolidated financial statements in which the amendment is first applied.

This amendment is effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. Adoption of this amendment will result in the Company being unable to offset revenue during the ramp-up to commercial production from the capital cost of constructing the plant and equipment.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that give rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial instruments are classified into one of the following three categories: fair value through profit and loss (“FVTPL”); fair value through other comprehensive income (“FVTOCI”); and amortized cost. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	September 30, 2021	December 31, 2020
Cash and cash equivalents	Amortized cost	$43,010	$37,821
Receivables not due from governments	Amortized cost	$110	$80
Marketable securities	FVTPL	$5,316	$2,985
Accounts payable and accrued liabilities	Amortized cost	$16,728	$19,755

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit losses are measured using a present value and probability-weighted model that considers all reasonable and supportable information available without undue cost or effort along with information available concerning past defaults, current conditions and forecasts at the reporting date. IFRS 9 requires the recognition of 12 month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). There are no material expected credit losses with respect to the Company’s financial instruments held at amortized cost.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, foreign currency risk and other price risk. As at September 30, 2021, the Company is exposed to market risk on its marketable securities. A 10% decrease in the share price of the Company’s marketable securities (Note 10) would result in a $532,000 decrease to the Company’s marketable securities and a decrease of the same amount to the Company’s gain on marketable securities.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

4.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

All of the liabilities presented as accounts payable and accrued liabilities are due within 90 days of September 30, 2021.

Other risks

COVID-19 has severely impacted economies around the globe. In many countries, including Canada, businesses have been forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, maintaining minimum distances between people, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in significant unemployment and an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening of certain sectors. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions. To date, the Company’s operations have not been materially negatively affected by these events, apart from increasing costs, in particular around health and safety and housing field-staff. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration of the impact, the severity of the consequences, nor the impact, if any, on the financial position and results of the Company for future periods.

5.	RECEIVABLES

Receivables consist primarily of amounts due from governments in relation to refundable Mineral Exploration Tax Credits, or Goods and Services Tax.

	September 30, 2021	December 31, 2020
Mineral Exploration Tax Credits	$3,345	$581
Goods and Services Tax	2,009	2,142
Other	110	80
Total	$5,464	$2,803

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

6.	PREPAID EXPENSES

	September 30, 2021	December 31, 2020
Exploration and evaluation	$958	$877
Communications	25	46
General and administrative	29	40
Insurance	47	114
Total	$1,059	$1,077

7.	GJ MINERAL PROPERTY

On November 4, 2015, the Company acquired an option to earn a 100% interest in the GJ Property which it subsequently earned. On May 1, 2020 the Company completed the sale of the Company’s 100% interest in the GJ Property to Newcrest Red Chris Mining Limited in exchange for $7,500,000 cash and the assumption by Newcrest of future payment obligations and royalties on the GJ Property.

Summary of GJ Property sale:
Held-for-sale asset at December 31, 2019	$3,083
Costs incurred to prepare property for sale	355
Deposit recoverable	(56)
Capitalized cost prior to sale	3,382
Proceeds received	(7,500)
Gain on sale of mineral property at September 30, 2020	$(4,118)

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

8.	DEPOSITS

Deposits are amounts placed as security, either in conjunction with a lease for office space, or as deposits with governments or insurance agencies in order to help ensure that reclamation of sites is completed. Deposits relate to the following:

	Reclamation Deposits	Office	Total
December 31, 2019	$1,314	$100	$1,414
Additions	56	1	57
Surety collateral	1,265	-	1,265
Returned	(45)	-	(45)
December 31, 2020	$2,590	$101	$2,691
Additions	17	-	17
September 30, 2021	$2,607	$101	$2,708

The reclamation security required under the Mines Act (British Columbia) has been provided in the form of a surety bond. A percentage of the surety bond amount is held as collateral by the surety provider and is shown as a deposit on the Company’s statement of financial position. The Company is currently in discussion with the Ministry of Energy, Mines and Petroleum Resources to assess whether there may be a reduction in reclamation security as a result of improvements made to local infrastructure. The Company has provided surety covering a total $15,970,000 of reclamation security at September 30, 2021.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

9.	EXPLORATION AND EVALUATION INTERESTS

Snip Property, British Columbia, Canada

On July 19, 2017, the Company completed the final share payment under its option to acquire a 100% interest in the Snip gold mine from Barrick Gold Inc. (“Barrick”). The optioned property consists of one mining lease, holding the former Snip gold mine, and four mineral tenures (together “Snip”). Pursuant to the option agreement, Skeena completed a work commitment of $2 million and issued 81,250 common shares to Barrick. The closure and reclamation cost estimate is reviewed periodically, with any increase in the estimate being added to the amount shown as Exploration and Evaluation Interests asset for Snip.

Barrick retained a 1% net smelter return royalty (“NSR”) on the property. In addition, subject to Skeena delineating in excess of 2 million ounces of gold, Barrick may exercise its right to purchase a 51% interest in the property in exchange for paying the Company three times the costs incurred by the Company in exploring and developing the property, following which the parties would form a joint venture and Barrick would relinquish its 1% NSR. In addition, an unrelated historic 3% royalty exists on gold recovered from ore containing at least 0.3 ounces of gold per ton.

On October 16, 2018, Skeena closed an agreement with Hochschild Mining Holdings Limited (“Hochschild”) under which the Company granted Hochschild an option to earn 60% of Skeena’s interest in Snip located in the Golden Triangle of British Columbia (the “Option”). Hochschild had three years to provide notice to Skeena that it wished to exercise the Option. Once notice had been provided, Hochschild would then have three years (the “Option Period”) to:

•	incur expenditures on Snip that are no less than twice the amount of such expenditures incurred by Skeena from March 23, 2016 up until the time of exercise of the Option by Hochschild;
•	incur no less than $7.5 million in exploration or development expenditures on Snip in each 12-month period of the Option Period; and
•	provide 60% of the financial assurance required by governmental authorities for the Snip mining properties.

After completing a minimum spend of $22.5 million, Hochschild may extend the Option Period by a further period of 12 months by making a cash payment to Skeena of $1.0 million. Effective October 14, 2021, Hochschild provided notice of its intention to take over as operator of the Snip Property, and thus begin the Option Period. (Note 18).

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Eskay Creek Property, British Columbia, Canada

On October 2, 2020, Skeena completed the acquisition of 100% ownership interest in the Eskay Creek property (“Eskay”) from Barrick in exchange for:

•	The issuance to Barrick of 5,625,000 units, with each unit comprised of one common share of Skeena and one non-transferrable half warrant exercisable at $10.80 until October 2, 2022; and
•	The grant of a 1% NSR royalty on the entire Eskay Creek land package. Half of that royalty may be repurchased from Barrick during the 24-month period after closing, at a cost of $17,500,000; and
•	A contingent payment, payable if Skeena sells more than a 50% interest in Eskay Creek during the 24-month period after closing, of $15,000,000 (Note 17).

The common shares issued pursuant to the acquisition of Eskay were valued at $59,400,000, and the warrants were valued at $11,326,000 using the Black-Scholes pricing model. Along with the 100% ownership interest in Eskay, the Company acquired equipment valued at $126,000 and assumed an associated asset retirement obligation of $1,564,000 at the time of acquisition (Note 15).

Spectrum Property, British Columbia, Canada

On October 27, 2014, the Company acquired a 100% interest in the Spectrum Property. During the year-ended December 31, 2019, the Tahltan Central Government (“TCG”) undertook an initiative to protect the places that have cultural, ecological and sustenance value to the Tahltan, and identified that the Spectrum project covers one such place.

On April 8, 2021, Skeena announced that a new conservancy to protect the environmental and wildlife of Tahltan territory had been created in an area of the northwest BC known as the Ice Mountain Lands, also known as the Spectrum property. Skeena returned its mineral tenures on the Spectrum property, enabling the TCG, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate and create this conservancy.

Exploration and evaluation assets

Acquisition costs have been capitalised as follows:

	Eskay	Snip	Total
Total at December 31, 2019	$250	$1,587	$1,837
Adjust closure liability (Note 15)	-	305	305
Land costs[1]	72,932	-	72,932
Total at December 31, 2020	$73,182	$1,892	$75,074
Adjust closure liability (Note 15)	(214)	(442)	(656)
Additions	475	-	475
Total at September 30, 2021	$73,443	$1,450	$74,893

(1) Land costs relate to the purchase of the Eskay Creek Mine from Barrick, through the issuance of shares and warrants in Q4 2020. The total additions to exploration rights amounted to $72,164,000 with $768,000 relating to legal fees for the completion of this acquisition.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses

Exploration and evaluation costs have been incurred as follows:

Three months ended September 30, 2021	Eskay	Snip	Total
Claim renewals and permits	$97	$17	$114
Fieldwork, camp support	4,833	1,350	6,183
Camp and Safety	640	154	794
Transportation and Logistics	1,529	318	1,847
Equipment Rental	1,009	129	1,138
Assays and analysis/storage	799	58	857
Community relations	21	-	21
Drilling	2,833	1,925	4,758
Environmental studies	1,364	95	1,459
Geology, geophysics, and geochemical	3,011	528	3,539
Fuel	448	270	718
Helicopter	1,078	1,733	2,811
Electrical	276	279	555
Metallurgy	196	-	196
Amortization	524	-	524
Accretion	28	-	28
Share based payments	691	384	1,075
BC METC Recovery & PST refund	(2,326)	-	(2,326)
Total for three months ended September 30, 2021	$17,051	$7,240	$24,291

Nine months ended September 30, 2021	Eskay	Snip	Total
Claim renewals and permits	$345	$58	$403
Fieldwork, camp support	11,502	4,172	15,674
Camp and Safety	4,976	556	5,532
Transportation and Logistics	5,215	2,431	7,646
Equipment Rental	7,447	842	8,289
Assays and analysis/storage	3,179	756	3,935
Community relations	58	-	58
Drilling	5,575	6,235	11,810
Environmental studies	3,466	676	4,142
Geology, geophysics, and geochemical	7,901	1,556	9,457
Fuel	1,852	895	2,747
Helicopter	2,098	3,524	5,622
Electrical	776	587	1,363
Metallurgy	365	10	375
Amortization (Note 11)	1,171	-	1,171
Accretion	63	-	63
Share based payments	1,318	660	1,978
BC METC Recovery & PST refund	(3,166)	-	(3,166)
Total for nine months ended September 30, 2021	$54,141	$22,958	$77,099

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

9.	EXPLORATION AND EVALUATION INTERESTS (continued)

Exploration and evaluation expenses (continued)

Exploration and evaluation costs have been incurred as follows:

Three months ended September 30, 2020	Eskay	Snip	Total
Claim renewals and permits	$47	$10	$57
Fieldwork, camp support	2,489	62	2,551
Camp and Safety	196	10	206
Transportation and Logistics	1,744	338	2,082
Equipment Rental	2,759	261	3,020
Assays, analysis and storage	664	-	664
Community relations	27	-	27
Drilling	5,367	-	5,367
Environmental studies	1,027	299	1,326
Geology, geophysics, and geochemical	2,510	79	2,589
Fuel	737	32	769
Helicopter	2,591	166	2,757
Electrical	24	8	32
Metallurgy	178	-	178
Amortization	182	-	182
Accretion	32	-	32
Share-based payments	148	10	158
Total for three months ended September 30, 2020	$20,722	$1,275	$21,997

Nine months ended September 30, 2020	Eskay	Snip	Total
Claim renewals and permits	$74	$56	$130
Fieldwork, camp support	3,214	298	3,512
Camp and Safety	1,018	12	1,030
Transportation and Logistics	2,604	438	3,042
Equipment Rental	3,973	341	4,314
Assays, analysis and storage	1,024	26	1,050
Community relations	85	13	98
Drilling	6,405	-	6,405
Environmental studies	2,069	464	2,533
Geology, geophysics, and geochemical	3,989	411	4,400
Fuel	906	55	961
Helicopter	2,850	227	3,077
Electrical	36	8	44
Metallurgy	250	-	250
Amortization	185	-	185
Accretion	34	-	34
Share-based payments	659	43	702
Total for nine months ended September 30, 2020	$29,375	$2,392	$31,767

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

10.	MARKETABLE SECURITIES

On August 15, 2018, the Company sold Mount Rainey to StrikePoint Gold Inc. (“StrikePoint” or “SKP”) in exchange for 9,500,000 securities of StrikePoint, and a series of cash and share payments totalling $1,500,000. The initial fair value of the StrikePoint securities received was $1,473,000. On January 29, 2020, the Company received an additional 15,000,000 shares of StrikePoint in satisfaction of the remaining $750,000 due to the Company.

Separately, on March 25, 2021 and April 15, 2021, Skeena purchased 121,500 and 5,547,142 common shares of QuestEx Gold & Copper Ltd. (“QuestEx” or “QEX”) for a total cost of $3,415,000.

	Number of shares		Cost	Fair Value
	SKP	QEX	SKP + QEX	SKP	QEX	Total
Balance at December 31, 2019	5,473,000	-	$848	$246	$-	$246
Received	15,000,000	-	750	750	-	750
Sold	(9,811,000)	-	(766)	(2,087)	-	(2,087)
Realized gain	-	-	-	1,321	-	1,321
Unrealized gain	-	-	-	2,755	-	2,755
Balance at December 31, 2020	10,662,000	-	$832	2,985	$-	$2,985
Purchased	-	5,668,642	3,415	$-	3,415	$3,415
Sold	(4,661,000)	-	(364)	(1,256)	-	(1,256)
Realized gain	-	-	-	892	-	892
Unrealized gain (loss)	-	-	-	(1,841)	1,121	(720)
Balance at September 30, 2021	6,001,000	5,668,642	$3,883	$780	$4,536	$5,316

The total fair value of marketable securities consists of Strikepoint shares valued at $780,000, and QuestEx shares valued at $4,536,000, classified as current and non-current items on the balance sheet, respectively. Strikepoint shares were previously recorded as non-current assets on the balance sheet at December 31, 2020.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

11.	CAPITAL ASSETS

Cost	Computer Hardware& Software	Equipment	Buildings and Structure	Leasehold Improvements	Right-of-use Asset – Office Lease	Right-of-use Asset – Equipment	Total
Balance, December 31, 2019	$156	$810	$-	$-	$1,658	$-	$2,624
Additions	37	384	8,587	2,511	25	2,522	14,066
Balance, December 31, 2020	$193	$1,194	$8,587	$2,511	$1,683	$2,522	$16,690
Additions	-	664	3,922	286	93	-	4,965
Transfer on Purchase	-	578	-	-	-	(578)	-
Disposals	-	(40)	-	-	-	-	(40)
Balance, September 30, 2021	$193	$2,396	$12,509	$2,797	$1,776	$1,944	$21,615
Accumulated Amortization
Balance, December 31, 2019	$109	$346	$-	$-	$237	$-	$692
Amortization – G&A	23	110	-	-	242	2	377
Amortization – E&E	-	-	-	-	-	236	236
Balance, December 31, 2020	$132	$456	$-	$-	$479	$238	$1,305
Amortization – G&A	15	7	-	-	216	10	248
Amortization – E&E (Note 9)	-	207	323	328	-	313	1,171
Disposal	-	(5)	-	-	-	-	(5)
Balance, September 30, 2021	$147	$665	$323	$328	$695	$561	$2,719
Carrying Value
Balance, December 31, 2020	$61	$738	$8,587	$2,511	$1,204	$2,284	$15,385
Balance, September 30, 2021	$46	$1,731	$12,186	$2,469	$1,081	$1,383	$18,896

Due to Covid-19 and the associated safety protocols, the Company was no longer able to rent excess rooms from other companies operating camps near Eskay Creek. Therefore, the Company has been required to establish its own buildings and camps. This has resulted in significant costs being added to buildings and structures during the period ended September 30, 2021. The buildings and structures, and leasehold improvements were placed into service in April 2021. The buildings and structures, and leasehold improvements are recorded at cost less accumulated depreciation, with depreciation calculated on a straight-line basis with a useful life of 20 years for the buildings, and depreciation calculated in line with the useful life leased asset for the leasehold improvements.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

12.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the periods is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Director remuneration[1]	$59	$29	$176	$87
Officer & key management remuneration[1]	$374	$403	$1,121	$800
Share-based payments	$1,581	$448	$9,116	$1,462

[1]	Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management. These costs are components of both administrative wages and exploration expenses categories in the condensed interim consolidated statements of loss and comprehensive loss.

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the three and nine months ended September 30, 2021, and 2020. Related party share-based payments expenses are shown as a component of both administrative share-based payments and of exploration expenditures (Note 9). Total share-based payments expense for the nine months ended September 30, 2021 and September 30, 2020, is comprised of administrative share-based payments of $9,092,000 and $1,436,000 respectively as well as an additional amount of $1,978,000 and $702,000 included within exploration and evaluation expenses (Note 9) for nine months ended September 30, 2021 and September 30, 2020 respectively in the condensed interim consolidated statements of loss and comprehensive loss.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at September 30, 2021 is $Nil (December 31, 2020 - $351,000) due to an officer, in relation in relation to key management compensation noted above.

Receivables

Included in receivables at September 30, 2021 is $22,000 (December 31, 2020 - $4,000) due from companies with common directors or officers, in relation to office rent and other recoveries.

Recoveries

During the nine months ended September 30, 2021, the Company recovered $13,000 (2020 - $95,000) in rent and salary recoveries from related parties, as a result of billing employee time for services provided and charging rent fees to related parties.

SKEENA RESOURCES LIMITED

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

13.	FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability related to flow-through share issuances:

Balance at December 31, 2019	$3,991
Flow-through share premium liability recognized on issuance of flow-through shares	8,480
Settlement of flow-through share premium liability pursuant to qualified expenditures	(11,136)
Balance at December 31, 2020	$1,335
Flow-through share premium liability recognized on issuance of flow-through shares	10,489
Settlement of flow-through share premium liability pursuant to qualified expenditures	(8,981)
Balance at September 30, 2021	$2,843

As a result of the issuance of flow-through common shares in 2020, the Company had a commitment to incur $41,762,000 in qualifying CEE on or before December 31, 2021. As of December 31, 2020, the remaining commitment was $7,023,000 which was satisfied during the three months ended March 31, 2021.

As a result of the issuance of flow-through common shares in 2021, the Company had a commitment to incur $33,553,000 in qualifying CEE on or before December 31, 2022. During the nine months ended September 30, 2021, $23,803,000 of this commitment was satisfied, with $9,750,000 remaining.

As of September 30, 2021, the remaining flow-through expenditure commitments are $9,750,000 by December 31, 2022.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

14.	LEASE LIABILITIES

The Company has recognized lease liabilities on its office and equipment leases pursuant to IFRS 16.

	Office	Equipment	Total
Balance at December 31, 2019	$1,466	$-	$1,466
Liability recognized on adoption of IFRS 16	25	2,522	2,547
Lease payments	(309)	(1,221)	(1,530)
Accretion – G&A	92	-	92
Accretion – E&E	-	59	59
Balance at December 31, 2020	$1,274	$1,360	$2,634
Recognition of liability	93	-	93
Lease payments	(244)	(1,024)	(1,268)
Accretion – G&A	68	1	69
Accretion – E&E	14	49	63
Balance at September 30, 2021	$1,205	$386	$1,591

Current lease liabilities	$301	$1,028	$1,329
Long-term lease liabilities	973	332	1,305
Total lease liabilities at December 31, 2020	$1,274	$1,360	$2,634

Current lease liabilities	$326	$282	$608
Long-term lease liabilities	879	104	983
Total lease liabilities at September 30, 2021	$1,205	$386	$1,591

The following table provides a schedule of undiscounted lease liabilities as at September 30, 2021:

Lease payments due within:	Office	Equipment	Total
1 year	$326	$282	$608
1-3 years	654	104	758
4-5 years	225	-	225
After 5 years	-	-	-

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

15.	PROVISION FOR CLOSURE AND RECLAMATION

The following is a continuity schedule of the provisions for closure and reclamation:

	Eskay	Snip	Total
Balance at December 31, 2019	$-	$3,281	$3,281
Additions	1,564	-	1,564
Revision of estimate	-	305	305
Accretion	-	11	11
Balance at December 31, 2020	$1,564	$3,597	$5,161
Revision of estimate	(214)	(442)	(656)
Accretion	2	6	8
Balance at September 30, 2021	$1,352	$3,161	$4,513

The Company periodically updates information and inputs in order to enable it to refine its estimate of the present value of its future closure and reclamation obligation. Inputs include anticipated costs of required remediation work and mandated safety inspections as well as the pre-tax discount rate used (2021 - 0.25%, 2020 - 0%). These inputs are all subject to uncertainty. Any change in the closure and reclamation cost estimate is added or subtracted from the amount shown as Exploration and Evaluation Interests asset for the relevant property.

16.	CAPITAL STOCK AND RESERVES

Authorized – unlimited number of voting common shares without par value.

On June 10, 2021, the Company completed a share consolidation of its common shares at a ratio of four pre-consolidation shares to one post-consolidation share. All of the figures in these condensed interim consolidated financial statements relating to common shares are shown post consolidation.

Private placements

On March 31, 2020, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $15,015,000 were raised by the issuance of 3,250,000 British Columbia super-flow-through shares at a price of $4.62 per flow-through share.

On April 15, 2020, the Company closed the second and final tranche of a non-brokered private placement offering, whereby gross proceeds of $18,247,000 were raised by the issuance of 1,443,228 British Columbia super-flow-through shares at a price of $4.62 per flow-through share and 2,756,856 National flow-through shares at $4.20 per flow-through share.

On October 2, 2020, the Company completed the purchase of Eskay Creek from Barrick (Note 9) and Skeena now owns 100% of the Eskay Creek project. At closing, Barrick was issued 5,625,000 units of the Company, with each unit comprised of one common share and one half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of $10.80 for a period of two years from issuance. The warrants were valued using the Black-Scholes option pricing model and have a fair value of $11,326,000.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

16.	CAPITAL STOCK AND RESERVES (continued)

On November 17, 2020, the Company closed an overnight marketed public offering whereby gross proceeds of $46,000,000 were raised by the issuance of 4,893,617 common shares at a price of $9.40 per common share.

On December 22, 2020, the Company closed a non-brokered private placement offering whereby gross proceeds of $8,500,000 were raised by the issuance of 607,143 flow-through shares at a price of $14 per flow-through share.

On March 8, 2021, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $12,771,000 were raised by the issuance of 709,497 flow-through shares at a price of $18 per flow-through share.

On March 31, 2021, the Company closed the second tranche of a non-brokered private placement offering, whereby gross proceeds of $4,500,000 were raised by the issuance of 250,000 flow-through shares at a price of $18 per flow-through share.

On April 12, 2021, the Company closed the third tranche of a non-brokered private placement offering, whereby gross proceeds of $4,282,000 were raised by the issuance of 237,902 flow-through shares at a price of $18 per flow-through share.

On May 17, 2021, the Company closed the bought deal public offering, whereby gross proceeds of $57,500,000 which were raised by the issuance of 4,637,097 common shares at a price of $12.40.

On August 27, 2021, the Company closed a non-brokered private placement offering, whereby gross proceeds of $5,000,000 were raised by the issuance of 285,268 flow-through shares at a price of $17.53 per flow-through share.

On September 17, 2021, the Company closed a non-brokered private placement offering, whereby gross proceeds of $7,000,000 were raised by the issuance of 346,364 British Columbia super-flow-through shares and National flow-through at a price of $20.21 per flow-through share. For all the issuances noted above relating to the period ended September 30, 2021, a flow through share premium of $10,489,000 was recorded and cash share issuance costs of $3,164,000.

Equity incentive plans

The Company has a stock option plan and an incentive-share plan, under which it is authorized to grant options or shares to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the stock option plan, the exercise price of each option is at least the market price of the Company's shares on the date of grant. Options can be granted for a maximum term of ten years and vest at the discretion of the Board of Directors.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

16.	CAPITAL STOCK AND RESERVES (continued)

Tahltan Investment Rights

On April 16, 2021, the Company entered into an investment agreement with the Tahltan Central Government (“TCG”), pursuant to which TCG invested $5 million into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right will vest by converting into one common share upon the achievement of key Company and permitting milestones (“Milestones”), or over time, as follows:

1.	119,785 Rights: earlier of Milestone achievement or April 16, 2022
2.	119,785 Rights: earlier of Milestone achievement or April 16, 2022
3.	79,857 Rights: earlier of Milestone achievement or April 16, 2022
4.	79,858 Rights: earlier of Milestone achievement or April 16, 2024

On July 19, 2021, milestones two and three set forth within the agreement were met, and as such, a portion of the Rights were converted to common shares. As a result of achieving these milestones, 199,642 Rights were converted into 199,642 common shares of the Company.

Share-based payments

On January 17, 2020, the Company granted 735,000 incentive stock options to various directors, officers, employees and consultants of the Company. The options have a term of five years, expiring on January 17, 2025. All of the options vest over a 24-month period with one third of the options vesting immediately, one third vesting after 12 months, and one third vesting after 24 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $4.16. The options were valued using the Black-Scholes option pricing model and had a fair value of $1,322,000.

On January 17, 2020, the Company approved the reservation of 48,077 common shares in the capital of the Company in order to satisfy the payment of incentive compensation declared by the Board of Directors as payable to certain officers and employees of the Company (the “Incentive Shares”), subject to vesting. In order to help retain and motivate key members of management, these Incentive Shares will not be issued unless or until they vest on January 17, 2022.

On May 8, 2020, the Company granted 1,050,000 incentive stock options to various directors, officers, employees and consultants of the Company. The options have a term of five years, expiring on May 8, 2025. All of the options vest over a 24-month period, with one third of the options vesting immediately, one third vesting after 12 months, and one third vesting after 24 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $4.48. The options were valued using the Black-Scholes option pricing model and had a fair value of $2,091,000.

On July 27, 2020, 75,000 incentive stock options were granted to a Director of the Company. The options have a term of five years, expiring on July 27, 2025. The options vest over a 24-month period with one third of the options vesting immediately, one third after 12 months and one third after 24 months. Each option will allow the holder to purchase one common share in the Company at a price of $11.72. The options were valued using the Black-Scholes option pricing model and had a fair value of $399,000.

On November 27, 2020, the Company granted 1,367,500 incentive stock options to various directors, officers, employees and consultants of the Company. The options have a term of five years, expiring on November 27, 2025. All of the options vest over a 24-month period, with one third of the options vesting immediately, one third vesting after 12 months, and one third vesting after 24 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $10.08. The options were valued using the Black-Scholes option pricing model and had a fair value of $6,378,000.

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

16.	CAPITAL STOCK AND RESERVES (continued)

On June 25, 2021, the Company granted 2,592,322 incentive stock options to various directors, officers, employees and consultants of the Company. The options have a term of five years, expiring on June 25, 2026. All of the options vest over a 36-month period, with one third of the options vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months. Options granted to US Citizens employed or acting as Directors of the Company vest immediately. Each option will allow the holder thereof to purchase one common share of the Company at a price of $13.58. The options were valued using the Black-Scholes option pricing model and had a fair value of $17,376,000.

Stock option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Weighted Average inputs used were as follows:

	Warrants		Stock Options
	2021	2020	2021	2020
Expected life (years)	-	2.0	3.1	3.0
Annualized volatility	-	72%	78%	72%
Dividend rate	-	0.00%	0%	0.00%
Forfeiture rate	-	0.00%	3.08%	4.22%
Risk-free interest rate	-	0.25%	0.65%	0.57%

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, December 31, 2019	2,490,627	$3.82	2,648,750	$2.32
Exercised	(1,401,862)	$3.97	(507,278)	$1.99
Expired	(1,088,765)	$3.61	-	-
Cancelled	-	-	(94,000)	$2.81
Issued/granted	2,812,500	$10.80	3,227,500	$6.95
Outstanding, December 31, 2020	2,812,500	$10.80	5,274,972	$5.16
Exercised	-	-	(2,394,404)	$3.38
Cancelled/Forfeited	-	-	(150,333)	$3.48
Issued/Granted	-	-	2,592,322	$13.58
Outstanding, September 30, 2021	2,812,500	$10.80	5,322,557	$10.12
Exercisable, September 30, 2021	2,812,500	$10.80	2,417,526	$9.08

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

16.	CAPITAL STOCK AND RESERVES (continued)

The weighted average share price at the date of exercise of the stock options was $13.56 during the period ended September 30, 2021.

The weighted average remaining contractual life of the stock options is 4.08 years (December 31, 2020 - 3.84 years). The weighted average remaining contractual life of the warrants is 1.01 years (December 31, 2020 - 1.75 years).

As at September 30, 2021, incentive stock options outstanding were as follows:

	Number	Exercise Price	Expiry Date
Options	55,000	$4.00	January 31, 2022
	67,500	$3.08	January 15, 2023
	28,250	$1.64	April 15, 2024
	131,225	$1.80	August 7, 2024
	494,427	$4.16	January 17, 2025
	685,917	$4.48	May 8, 2025
	50,000	$11.72	July 27, 2025
	1,222,916	$10.08	November 27, 2025
	2,587,322	$13.58	June 25, 2026
	5,322,557

Warrants	2,812,500	$10.80	October 2, 2022
	2,812,500

17.	CONTINGENCIES

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

Eilat Exploration Ltd., and related parties, have on a number of occasions asserted certain claims against the Company pertaining to the Asset Purchase Agreement (“APA”) dated April 14, 2014 and April 27, 2015 governing the Company’s purchase of the Spectrum property. The Company received formal notices of civil claims in relation to the APA, in April of 2016. After a prolonged period of inactivity, in March 2021 the Company applied to have one of these claims dismissed. The application to dismiss has been adjourned by the court and will be heard at a later date. The outcome of these events is not determinable at this time, and these matters are not expected to have a material effect on the condensed interim consolidated financial statements of the Company.

The Company has previously had operations in other countries and has not yet completed the formal process of dissolution of some subsidiary companies. There may be amounts owed by those subsidiary companies, including mining concession fees unpaid since January 2014, estimated to be $100,000 per year. The Company has not accrued any liabilities relating to these amounts as a future outflow of economic benefits to satisfy these amounts is not probable.

On October 2, 2020, the Company announced the successful acquisition of Eskay from Barrick. As a condition of the acquisition, Skeena is subject to a contingent payment of $15,000,000, payable if the Company sells more than a 50% interest in Eskay Creek during the 24-month period after closing (Note 9).

SKEENA RESOURCES LIMITED

Notes to the CONDENSED INTERIM consolidated Financial Statements

For the three and nine months ended September 30, 2021

(Unaudited – expressed in thousands of Canadian dollars within tables, unless otherwise noted)

17.	CONTINGENCIES (continued)

The owner of the subsurface rights of the Eskay Creek Albino Waste Facility is attempting to assert ownership over the waste materials. The Company believes the assertion to be without merit and intends to vigorously defend the Company’s rights over the former mine waste.

18.	SUBSEQUENT EVENTS

On October 14, 2021, Hochschild notified Skeena of its intention to take over as operator of Snip, and begin spending to earn 60% of Skeena’s interest in the Project, in accordance with the heads of agreement dated as of September 19, 2018 (as amended, “HOA”). In order to earn 60% of Skeena’s interest, Hochschild will need to incur expenditures of approximately $100 million during the option period (Note 9). After completion of the earn-in, a joint venture would be established between the parties, and Skeena would be entitled to anti-dilution protection of up to $15 million.

On October 27, 2021, the Company received listing authorization from the New York Stock Exchange (“NYSE”) and has filed a Form 40-F with the U.S. Securities and Exchange Commission. The Company began trading on the NYSE on November 1, 2021 under ticker symbol “SKE”.

On November 5, 2021, the Company closed a non-brokered flow-through private placement, raising gross proceeds of $10,000,000 through the issuance of 621,119 flow-through common shares of the Company at a price of $16.10.

Subsequent to September 30, 2021, the Company prepaid approximately $5,100,000 pursuant to certain agreements in connection with Skeena’s exploration and development activities for the Eskay Creek Project. The agreements were fully funded prior to the date of issuance of these financial statements.